FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice Concerning Trading Losses incurred at Mitsui Oil (Asia) Pte. Ltd

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 21, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

November 21, 2006

For immediate release:

Mitsui & Co., Ltd.

Notice Concerning Trading Losses incurred at Mitsui Oil (Asia) Pte. Ltd

Mitsui Oil (Asia) Pte. Ltd. (MOAS, Headquarters: Singapore), a subsidiary of Mitsui & Co., Ltd. (Mitsui), incurred losses of approximately U.S. $81 million (¥9.6 billion) before tax as of November 17, 2006 in relation to its naphtha trading transactions.

Based on the facts discovered so far, one of the traders had incurred but hidden by deceptively reporting on significant unrealized losses on physical and future trading of naphtha. During its regular scrutiny of trading positions in early November, the middle office at MOAS inquired on the transactions, which led to the trader’s confession on hidden losses.

Mitsui and MOAS immediately set up a task force and started conducting internal investigations to gain a clearer picture of the incident, while grasping and liquidating the outstanding trading positions held by the trader. Although the final outcome of the financial impact may marginally fluctuate, most of the trading positions have already been orderly liquidated and the gross profit at MOAS as of November 17, 2006, including all transactions other than these naphtha-related ones was negative figure of approximately U.S. $63 million (¥7.4 billion) before tax.

Based on the result of ongoing internal investigation, MOAS will decide on the course of actions against the trader and come up with relevant measures to reinforce its internal controls. In the meantime, Mitsui recognizes the grave impact of the financial loss and will continue to make utmost effort for improving governance and controls on its subsidiaries.

Notwithstanding the above-mentioned negative financial impact, the annual forecast of Mitsui’s consolidated net income ¥300 billion for the year ending March 31, 2007 and the interim dividend of ¥17 per share, which were announced on October 31, remain unchanged.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7564